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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Regent Court, Suite 202
(No. and Street)

State College	PA	16804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Anderson 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

230 Wyoming Ave, 2nd Floor	Kingston	PA	18704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Loy, Inc., as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed + sworn to (or affirmed) before me on November 3, 2021 by Brian Anderson

[signature]
Notary Public

[signature: Brian Anderson]
Signature

CFO
Title

State of PA
County of Centre

Commonwealth of Pennsylvania - Notary Seal
Tamela G. Rowe, Notary Public
Centre County
My commission expires October 8, 2025
Commission number 1141757
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.O. Box 343 | State College, PA 16804

Nestlerode & Loy inc
investment advisors

Exemption Report

Throughout the fiscal year ending 09/30/2021, Nestlerode & Loy, Inc. claimed an exemption from Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer.

Nestlerode & Loy, Inc. is also claiming an exemption under the provisions in paragraph (k)(2)(i) for our investment advisory fee business and our direct-way mutual fund business. We do not have a 'Special Account for the Exclusive Benefit of Customers' but do require this exemption for other lines of revenue.

To the best of our knowledge and belief, Nestlerode & Loy, Inc. met the identified exemption provisions in paragraphs (k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year ending 09/30/2021without exception.

Respectfully Submitted,

Judy L. Loy

Judy L. Loy, CEO
Nestlerode & Loy, Inc.

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2021

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2021, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nestlerode & Loy, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Nestlerode & Loy, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presented in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Nestlerode & Loy, Inc.'s financial statements. The supplemental information is the responsibility of Nestlerode & Loy, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information presented in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nestlerode & Loy, Inc.'s auditors since 2009.

J. H. Williams & Co., LLC

November 19, 2021

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Nestlerode & Loy, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nestlerode & Loy, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and 2) Nestlerode & Loy, Inc. stated that Nestlerode & Loy, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nestlerode & Loy, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nestlerode & Loy, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams & Co., LLC

November 19, 2021

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Nestlerode & Loy, Inc. and the SIPC, solely to assist you and the SIPC in evaluating Nestlerode & Loy, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. Management of Nestlerode & Loy, Inc. is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on Nestlerode and Loy, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Nestlerode and Loy, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLC

November 19, 2021

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2021

ASSETS

Cash	$ 396,169
Receivables:	
Accounts receivable - brokers and dealers	9,522
Accounts receivable - 12b-1	5,335
Total receivables	14,857
Prepaid taxes and expenses	30,042
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $149,526	24,774
Right of use asset	75,713
	$ 541,555

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable - trade	$ 7,088
Accrued salaries and wages	4,266
Accrued and withheld payroll taxes	62,366
Pension payable	35,000
Accrued corporate income taxes	1,268
Deferred income taxes	1,698
Lease liability	78,489
TOTAL LIABILITIES	190,175
STOCKHOLDERS' EQUITY	
Preferred stock	20,000
Common stock	24,200
Retained earnings	307,180
TOTAL STOCKHOLDERS' EQUITY	351,380
	$ 541,555

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income
For the year ended September 30, 2021

REVENUES		
Investment advisory revenue		$ 1,351,233
Commissions and distribution fees		97,891
Trailing commissions and fees		116,824
Service fees and other income		11,112
	TOTAL REVENUES	1,577,060
EXPENSES		
Compensation		1,059,059
Employee benefits		115,672
Occupancy		62,588
Selling and administrative		352,006
	TOTAL EXPENSES	1,589,325
	(LOSS) FROM OPERATIONS	(12,265)
OTHER INCOME (EXPENSE)		
Interest and dividend income		166
Gain on sale of assets		-
	(LOSS) BEFORE INCOME TAXES	(12,099)
PROVISION FOR INCOME TAXES		
Federal income tax		1,521
State income tax		820
	TOTAL PROVISION FOR INCOME TAXES	2,341
	NET (LOSS)	$ (14,440)

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.
Statement of Changes in Stockholders' Equity
For the year ended September 30, 2021

	Common Stock	Preferred Stock	Retained Earnings	Accumulated other Comprehensive Income (Loss)	Total
BALANCES - BEGINNING	$ 24,200	$ 20,000	$ 321,620	$ 0	$ 365,820
NET (LOSS)	-	-	(14,440)	-	(14,440)
BALANCES - ENDING	$ 24,200	$ 20,000	$ 307,180	$ 0	$ 351,380

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (14,440)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation and amortization	11,421
Amortization of lease liabilty	36,662
Deferred income taxes	(647)
(Increase) decrease in:	
Accounts receivable - brokers and dealers	(8,191)
Accounts receivable - 12b-1	(1,018)
Prepaid taxes and expenses	(11,455)
Increase (decrease) in:	
Accounts payable - trade	917
Accrued salaries and wages	1,887
Accrued and withheld payroll taxes	57,988
Pension payable	16,010
Accrued corporate taxes	(5,650)
NET CASH PROVIDED BY OPERATING ACTIVITIES	83,484
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(3,093)
NET CASH (USED) IN INVESTING ACTIVITIES	(3,093)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on lease liability	(37,089)
NET CASH (USED) IN FINANCING ACTIVITIES	(37,089)
NET INCREASE IN CASH	43,302
CASH - BEGINNING	352,867
CASH - ENDING	$ 396,169
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 3,711
Income taxes paid	$ 8,638

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents on September 30, 2021.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Maintenance and repairs are expensed as incurred and the costs of additions and improvements are capitalized. Depreciation and amortization expenses totaled $11,421 for the year ended September 30, 2021.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to the Company's equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Commissions and Distribution Fees

The Company buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Trailing Commissions and Fees

The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider.

Investment Advisory Revenue

The Company charges or receives a management fee in connection with management and investment advisory services performed for customers with managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly). The revenue from the advisory services are recorded when the performance obligation for the period of time covered by the management fee is earned. Any unearned portions are recorded as deferred revenue, net of associated fees and expenses.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Timing differences are due primarily to depreciation on property and equipment.

As of September 30, 2021, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2017.

Concentrations of Credit Risks

The Company's cash balances in financial institutions, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee of office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if known or the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Clearing & Custody, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3(k)(2)(ii).

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $19,721 for the year ended September 30, 2021.

NOTE 7 – Pension Plan

The Company maintains a profit sharing 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $56,473 under both plans for the year ended September 30, 2021.

NOTE 8 – Related Party Transactions

The Company leases office space under a month-to-month lease from Harbar Enterprises, a related party that is owned by a majority stockholder of the Company. The total lease payments to Harbar Enterprises for the year ended September 30, 2021 were $40,800. See Note 11.

NOTE 9 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2021 consisted of the following:

	Current	Deferred	Total
Federal	$ 1,959	$ (438)	$ 1,521
State	1,029	(209)	820
Totals	$ 2,988	$ (647)	$ 2,341

Deferred tax liabilities consisted of the following components:

	Federal	State	Total
Property and equipment	$ 1,151	$ 547	$ 1,698

NOTE 10 – Stockholders' Equity

Details of stockholders' equity at September 30, 2021 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par Value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and outstanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc.

NOTE 11 – Leases

The Company has obligations as a lessee for office space with an initial term in excess of one year. The Company classified the lease as an operating lease. The lease contains a renewal option for an additional period of three years. Because the company is reasonably certain to exercise this renewal option, the optional period is included in determining the lease term, and associated payments under the renewal options are included in the lease payments. The Company's lease does not include a termination options for either party. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended September 30, 2021 are as follows:

Finance lease cost:	
Amortization of right to use assets	$ 36,662
Interest expenses	3,711
Net lease cost	$ 40,373

NOTE 11 – Leases (Continued)

Amounts reported in the balance sheet as of September 30, 2021 were as follows:

Financing lease right of use assets	$ 75,713
Financing lease liabilities:	
Current portion of long-term debt	$ 38,508
Long-term debt	39,981
Total financing lease liability	$ 78,489

During the year ended September 30, 2021 we had the following cash and non-cash activities associated with our lease:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from financing leases	$ 3,711
Financing cash flows from financing leases	$ 37,089

Maturities of lease liabilities under financing leases as of September 30, 2021 are as follows:

September 30, 2022	$ 40,800
September 30, 2023	40,800
September 30, 2024	0
September 30, 2025	0
September 30, 2026	0
Total lease payments	81,600
Less imputed interest	(3,111)
Total financing lease liability	$ 78,489

Because we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The discount rate associated with finance leases is 3.76%

NOTE 12 – COVID-19 Evaluation

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States including Pennsylvania. The Covid-19 (coronavirus) outbreak has had notable impacts on general economic conditions, including but not limited to the temporary closures of many businesses, "shelter in place" and other governmental regulations, reduced consumer spending due to both job losses and other effects attributable to COVID-19 (coronavirus), and there are still many unknowns. The extent to which Covid-19 (coronavirus) may impact the financial condition and operating results will depend on future developments, which are highly uncertain and cannot be predicted or estimated as of the time of this filing.

SUPPLEMENTAL INFORMATION

Nestlerode & Loy, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
September 30, 2021

NET CAPITAL

Total stockholders' equity	$	351,380
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		351,380
Deductions		
Petty cash		168
Receivables due for fees earned from third-party participations		500
Mutual fund concessions receivable (net of related accounts payable)		1,424
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		3,468
Prepaid taxes and expenses		30,042
Fixed assets (net of accumulated depreciation and amortization)		24,774
TOTAL DEDUCTIONS		60,376
ADJUSTED NET CAPITAL	$	291,004

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	6,322
Accounts payable - Mutual Fund Concessions		766
Accrued salaries and wages		4,266
Accrued and withheld payroll taxes		62,366
Pension payable		35,000
Corporate taxes payable		1,268
Lease liability		2,776
Deferred income taxes		1,698
TOTAL AGGREGATE INDEBTEDNESS	$	114,462

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	7,631
Minimum dollar net capital required	$	50,000
Adjusted Net Capital	$	291,004
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	241,004
Ratio: Aggregate indebtedness to adjusted net capital		.39 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17A-5 as of September 30, 2021)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2021.

Nestlerode & Loy, Inc.
Schedule II - Selling and Administrative Expenses
For the year ended September 30, 2021

Trading expense	$	51,318
Payroll taxes		43,473
Contracted services		30,266
Director Fees		8,000
Insurance		15,709
Licenses and fees		10,588
Research		5,256
Dues and subscriptions		18,388
Office expense		33,800
Training and seminars		1,374
Professional fees		25,394
Advertising		19,721
Computer support		13,851
Telephone and communication expenses		25,716
Meals and entertainment		16,788
Travel & admin		347
Taxes		6,731
Depreciation and amortization		11,421
Client gifts		13,865
TOTAL SELLING AND ADMINISTRATIVE	$	352,006

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 09/30/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12629 FINRA SEP
NESTLERODE & LOY, INC
110 REGENT CT, STE 202
STATE COLLEGE, PA 16801-7966

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Anderson 814-238-6249

2. A.	General Assessment (item 2e from page 2)	$2,637
B.	Less payment made with SIPC-6 filed (**exclude interest**) 04/15/2021 (#7216) Date Paid	(1,134)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,233
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$

G. **PAYMENT: √ the box**
Check mailed to P.O. Box [✓] **Funds Wired** [ ] **ACH** [ ]
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nestlerode & Loy, Inc.
(Name of Corporation, Partnership or other organization)

Brian Anderson
(Authorized Signature)

CFO
(Title)

Dated the 12 day of October, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07/01/2021
and ending 09/30/2021

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,578,056

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $1,578,056

2e. General Assessment @ .0015 $2,367

(to page 1, line 2.A.)